Exhibit 99.1

FIRSTSERVICE CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Second Quarter

June 30, 2015

FIRSTSERVICE CORPORATION

CONSOLIDATED AND CARVE-OUT COMBINED STATEMENTS OF EARNINGS

(Unaudited)

(in thousands of US dollars, except per share amounts) - in accordance with accounting principles generally accepted in the

United States of America

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Revenues	$326,251	$292,205	$598,440	$537,799

Cost of revenues	224,142	203,816	421,449	382,506
Selling, general and administrative expenses	70,262	63,566	136,492	122,909
Depreciation	4,744	4,036	9,192	7,894
Amortization of intangible assets	2,391	1,329	4,941	3,422
Acquisition-related items	36	340	283	323
Spin-off transaction costs	740	-	740	-
Operating earnings	23,936	19,118	25,343	20,745
Interest expense, net	2,723	1,733	4,591	3,466
Other income, net	(83)	(65)	119	(128)
Earnings before income tax	21,296	17,450	20,633	17,407
Income tax (note 5)	9,488	6,670	9,259	6,623
Net earnings	11,808	10,780	11,374	10,784

Non-controlling interest share of earnings (note 8)	1,294	1,560	2,413	2,432
Non-controlling interest redemption increment (note 8)	3,137	(908)	4,895	381
Net earnings attributable to Company	$7,377	$10,128	$4,066	$7,971

Net earnings per common share (note 9)
Basic	$0.21	$0.28	$0.11	$0.22
Diluted	0.20	$0.28	$0.11	$0.22

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED AND CARVE-OUT COMBINED STATEMENTS OF COMPREHENSIVE EARNINGS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Net earnings	$11,808	$10,780	$11,374	$10,784

Foreign currency translation gain (loss)	(3,898)	1,560	(769)	44

Comprehensive earnings	7,910	12,340	10,605	10,828
Less: Comprehensive earnings attributable to non-controlling
interests	4,431	652	7,308	2,813
Comprehensive earnings attributable to Company	$3,479	$11,688	$3,297	$8,015

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED AND CARVE-OUT COMBINED BALANCE SHEETS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	June 30, 2015	December 31, 2014
Assets
Current Assets
Cash and cash equivalents	$51,838	$66,790
Restricted cash	4,529	3,657
Accounts receivable, net of allowance of $9,428 (December 31, 2014 -
$9,581)	116,242	115,143
Income tax recoverable	13,236	16,262
Inventories	11,501	9,489
Prepaid expenses and other current assets	19,175	20,715
Deferred income tax	15,576	18,667
	232,097	250,723
Other receivables	3,875	4,581
Other assets	1,506	155
Fixed assets	57,923	55,203
Deferred income tax	8,604	4,572
Intangible assets	82,923	82,877
Goodwill	219,439	217,433
	374,270	364,821
	$606,367	$615,544
Liabilities and shareholders' equity
Current Liabilities
Accounts payable	$24,111	$24,687
Accrued liabilities	68,721	55,563
Income taxes payable	1,387	5,650
Unearned revenues	30,139	16,079
Long-term debt - current (note 6)	1,159	17,725
Contingent acquisition consideration - current (note 7)	4,762	4,586
Deferred income tax	1,609	1,804
	131,888	126,094
Long-term debt - non-current (note 6)	220,935	221,632
Contingent acquisition consideration (note 7)	2,925	1,509
Other liabilities	13,241	12,398
Deferred income tax	15,599	14,236
	252,700	249,775
Redeemable non-controlling interests (note 8)	70,590	80,926

Shareholders' equity	151,189	158,749
	$606,367	$615,544

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED AND CARVE-OUT COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other	Owner's
	outstanding		Contributed		comprehensive	Net
	shares	Amount	surplus	Deficit	earnings	Investment	Total
Balance, December 31, 2014	-	$-	$-	$-	$1,251	$157,498	$158,749
Net distributions to Old FSV	-	-	-	-	-	(7,470)	(7,470)
Net earnings	-	-	-	858	-	3,208	4,066
Issuance of common stock in connection
with the Arrangement	35,970,605	130,471	-	-	-	(130,471)	-
Reclassification of owner's net investment to
contributed surplus in connection with
the Arrangement	-	-	22,765	-	-	(22,765)	-
Other comprehensive earnings	-	-	-	-	(769)	-	(769)
Subordinate Voting Shares:
Stock option expense	-	-	166	-	-	-	166
Stock options exercised	1,950	52	(9)	-	-	-	43
Tax benefit on options
exercised	-	-	1	-	-	-	1
Dividends	-	-	-	(3,597)	-	-	(3,597)
Balance, June 30, 2015	35,972,555	$130,523	$22,923	$(2,739)	$482	$-	$151,189

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED AND CARVE-OUT COMBINED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months ended		Six months ended
	June 30		June 30
	2015	2014	2015	2014
Cash provided by (used in)
Operating activities
Net earnings	$11,808	10,780	$11,374	$10,784
Items not affecting cash:
Depreciation and amortization	7,135	5,365	14,133	11,316
Deferred income tax	(657)	(7,286)	223	(1,153)
Other	(486)	539	180	902
Changes in non-cash working capital:
Accounts receivable	(9,076)	(9,963)	619	(6,709)
Inventories	102	(668)	(1,536)	(395)
Prepaid expenses and other current assets	10	1,155	1,639	651
Payables and accruals	3,504	30,994	342	1,018
Unearned revenues	10,664	9,788	14,060	12,632
Other liabilities	204	(6,455)	844	(7,876)
Net cash provided by operating activities	23,208	34,249	41,878	21,170
Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(4,298)	(8,409)	(8,500)	(8,785)
Purchases of fixed assets	(6,821)	(7,573)	(10,407)	(11,894)
Other investing activities	(2,414)	(1,332)	(1,473)	(903)
Net cash used in investing activities	(13,533)	(17,314)	(20,380)	(21,582)
Financing activities
Net increase (repayment) of long-term debt prior to spin-out	(228,570)	41,946	(220,953)	58,373
Debt allocated under spin-out	208,690	-	208,690	-
Repayment of long-term debt after spin-out	(5,000)	-	(5,000)	-
Net contributions (distributions) from/to Old FSV	31,906	(17,257)	1,995	(30,951)
Purchases of non-controlling interests, net	(9,750)	(8)	(17,386)	(8,492)
Contingent acquisition consideration	(195)	-	(1,813)	(1,774)
Proceeds received on exercise of options	43	-	43	-
Incremental tax benefit on stock options exercised	1	-	1	-
Financing fees paid	(1,086)	-	(1,086)	-
Distributions paid to non-controlling interests	(737)	(767)	(2,287)	(2,384)
Net cash provided by (used in) financing activities	(4,698)	23,914	(37,796)	14,772
Effect of exchange rate changes on cash	1,719	(39)	1,346	(25)
Increase (decrease) in cash and cash equivalents	6,696	40,810	(14,952)	14,335
Cash and cash equivalents, beginning of period	45,142	59,891	66,790	86,366
Cash and cash equivalents, end of period	$51,838	100,701	$51,838	$100,701

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

NOTES TO CONSOLIDATED AND CARVE-OUT COMBINED FINANCIAL STATEMENTS

June 30, 2015

(Unaudited)

(in thousands of US dollars, except per share amounts)

1. DESCRIPTION OF THE BUSINESS – The Company is headquartered in Toronto, Canada and is a provider of real estate-related services to commercial, institutional and residential customers in North America. The Company’s operations are conducted in two segments: FirstService Residential (also known as Residential Real Estate Services) and FirstService Brands (also known as Property Services). The segments are grouped with reference to the nature of services provided and the types of clients that use those services.

FirstService Residential is a full-service property manager and in many markets provides a full range of ancillary services primarily in the following areas: (i) on-site staffing, including building engineering and maintenance, full-service amenity management, security, concierge and front desk personnel, and landscaping; (ii) unique banking and insurance products; and (iii) energy conservation and management solutions.

FirstService Brands provides a variety of residential and commercial services in North America through franchise networks and company-owned locations. The principal brands in this division include Paul Davis Restoration, California Closets, Certa Pro Painters, Pillar to Post Home Inspectors, Floor Coverings International, College Pro Painters and Service America.

Spin-off

FirstService Corporation (formerly named New FSV Corporation) (the “Company”) was incorporated on October 6, 2014 and began independent operations on June 1, 2015, as a result of a plan of arrangement (the “spin-off”) involving former FirstService Corporation (“Old FSV”) whereby Old FSV was separated into two independent publicly traded companies – Colliers International Group Inc. (“Colliers”), a global commercial real estate services firm, and the Company, new FirstService Corporation, a North American residential property management and services firm. Under the spin-off, Old FSV shareholders received one Colliers share and one Company share of the same class as each Old FSV share previously held. The Company’s Subordinate Voting Shares began trading on a “when issued” basis on the Toronto Stock Exchange on May 27, 2015. Regular trading of the Company’s Subordinate Voting Shares began on the Toronto Stock Exchange and The NASDAQ Stock Market on June 2, 2015.

On June 1, 2015, the Company has entered into a transitional services and separation agreement pursuant to which, on an interim basis, Colliers (formerly Old FSV) and the Company have agreed to provide each other with certain services and facilities in order to assist in the Company’s transition to a public company, independent from Colliers. The transitional services and facilities includes, among other things, certain information technology, accounting and tax services and the lease of a portion of certain premises, and continue for a period of 12 months after the completion of the spin-off. The transitional services and separation agreement reflect terms negotiated in anticipation of each company being a stand-alone public company, each with independent directors and management teams.

2. SUMMARY OF PRESENTATION – These Interim Consolidated Financial Statements (the “Interim Financial Statements”) have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading. These Interim Financial Statements should be read in conjunction with the audited carve-out combined financial statements (the “Carve-out Combined Financial Statements”) of the Company for the year ended December 31, 2014 which can be found in the Management Information Circular, dated March 16, 2015, filed on SEDAR.

The Interim Financial Statements include the carve-out combined results for the period from January 1 to May 31, 2015 prior to the spin-off with Old FSV, in addition to the consolidated results for the period from June 1 to June 30, 2015 as described below. The financial results for the periods prior to June 1, 2015 represent the financial position, results of operations and cash flows of the businesses transferred to the Company on a carve-out basis.

The historical financial information prior to June 1, 2015 has been derived from the accounting records of Old FSV (now Colliers) using the historical results of operations and historical basis of assets and liabilities of the businesses transferred to the Company on a carve-out accounting basis.

The operating results of the Company were specifically identified based on Old FSV’s divisional organization. Certain other expenses presented in the Interim Financial Statements represent allocations and estimates of the costs of services incurred by Old FSV.

Net interest has been calculated primarily using the debt balances allocated to the Company.

Income Taxes have been recorded as if the Company and its subsidiaries had been separate tax paying legal entities, each filing a separate tax return in the jurisdictions that it currently operates in. The calculation of income taxes is based on a number of assumptions, allocations and estimates, including those used to prepare the Carve-out Combined Financial Statements.

Goodwill has been allocated to the Company based on the assets associated with the former business combinations on which it arose.

Management believes the assumptions underlying the Carve-out Combined Financial Statements are reasonable. However, the Interim Financial Statements herein may not reflect the Company’s financial position, results of operations, and cash flows had the Company been a standalone company during the periods presented or what the Company’s operations, financial position, and cash flows will be in the future.

In the opinion of management, the Interim Financial Statements contain all adjustments necessary to a fair statement of the financial position of the Company as at June 30, 2015 and the results of operations and its cash flows for the three and six month periods ended June 30, 2015. All such adjustments are of a normal recurring nature. The results of operations for the three and six month periods ended June 30, 2015 are not necessarily indicative of the results to be expected for the year ending December 31, 2015.

3. IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS – In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (the “Update”). The Update clarifies the principles for recognizing revenue and develops a common revenue standard for US GAAP and International Financial Reporting Standards. The Update is effective for the Company on January 1, 2018. The Company is currently assessing the impact of the Update on its financial position and results of operations.

In April 2015, FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs. The amendments in this ASU require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by amendments in this ASU. The ASU is effective for the Company on January 1, 2016, at which the time the guidance will be applied retrospectively.

4. ACQUISITIONS – During the six months ended June 30, 2015, the Company acquired controlling interests in seven businesses, five in the FirstService Residential segment and two in the FirstService Brands segment. In the FirstService Residential segment, the Company acquired controlling interests in firms operating in Texas, California, New York and British Columbia. In the FirstService Brands segment, the Company acquired a Paul Davis Restoration franchise in Pennsylvania, as well as a California Closets franchise in Colorado, both which will be operated as Company-owned locations. The acquisition date fair value of consideration transferred was as follows: cash of $8,500 (net of cash acquired of $58), and contingent consideration of $3,426 (2014 - cash of $8,785 and contingent consideration of $1,801). The purchase price allocations are not yet complete, pending final determination of the fair value of assets acquired. These acquisitions were accounted for by the purchase method of accounting for business combinations and accordingly, the consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to their respective closing dates.

Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to four-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified revenue or earnings level and (iii) the actual revenue or earnings for the contingency period. If the acquired business does not achieve the specified revenue or earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at June 30, 2015 was $7,687 (see note 7). The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is $7,079 to a maximum of $8,328. The contingencies will expire during the period extending to June 2017. During the six months ended June 30, 2015, $1,813 was paid with reference to such contingent consideration (2014 - $1,774).

5. INCOME TAX – The provision for income tax for the six months ended June 30, 2015 reflected an effective tax rate of 45% (2014 - 38%) relative to the statutory rate of approximately 27% (2014 - 27%). The difference between the effective rate and the statutory rate relates to the differential between tax rates in Canada and the US, and discrete charges attributable to the spin-off.

6. LONG-TERM DEBT – In conjunction with the spin-off, on June 1, 2015, the Company assumed from Old FSV $150 million of senior secured notes (the “Senior Notes”) bearing interest at a rate of 3.84% to 4.84%, depending on leverage ratios. The Senior Notes are due on January 16, 2025, with five annual equal repayments beginning on January 16, 2021.

On June 1, 2015, the Company entered into a credit agreement with a syndicate of banks to provide a committed multi-currency revolving credit facility (the “Facility”) of $200 million. The Facility has a 5-year term ending June 1, 2020 and bears interest at 1.25% to 2.50% over floating reference rates, depending on certain leverage ratios. The Facility requires a commitment fee of 0.25% to 0.50% of the unused portion, depending on certain leverage ratios. At any time during the term, the Company has the right to increase the Facility by up to $50 million, on the same terms and conditions as the original Facility. The Facility is available to fund working capital requirements and other general corporate purposes.

The Facility and the Senior Notes rank equally in terms of seniority. The Company has granted the lenders under the Facility and holders of the Senior Notes various collateral, including an interest in all of the assets of the Company. The covenants under the Facility and the Senior Notes require the Company to maintain certain ratios, including financial leverage, interest coverage and net worth. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

7. FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of June 30, 2015:

		Fair value measurements at June 30, 2015
	Carrying value at
	June 30, 2015	Level 1	Level 2	Level 3

Contingent consideration liability	$7,687	$-	$-	$7,687

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 8% to 10%). The range of discount rates is attributable to level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is a data point concentration at 9%. A 2% increase in the weighted average discount rate would reduce the fair value of contingent consideration by $130.

Changes in the fair value of the contingent consideration liability are comprised of the following:

2015

Balance, January 1	$6,095
Amounts recognized on acquisitions	3,426
Fair value adjustments	147
Resolved and settled in cash	(1,813)
Other	(168)
Balance, June 30	$7,687

Less: Current portion	4,762
Non-current portion	$2,925

The carrying amounts for cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated. The inputs to the measurement of the fair value of long term debt are Level 3 inputs. The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates (which range from 2.0% to 2.5%).

	June 30, 2015		December 31, 2014
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$3,875	$3,875	$4,581	$4,581
Long-term debt	222,094	245,276	239,357	248,970

8. REDEEMABLE NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2015

Balance, January 1	$80,926
RNCI share of earnings	2,413
RNCI redemption increment	4,895
Distributions paid to RNCI	(2,287)
Purchases of interests from RNCI, net	(17,386)
RNCI recognized on business acquisitions	1,883
Other	146
Balance, June 30	$70,590

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of trailing two-year average earnings before extraordinary items, income taxes, interest, depreciation, and amortization, less debt. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in the Company’s Subordinate Voting Shares. The redemption amount as of June 30, 2015 was $69,896. The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at June 30, 2015, approximately 2,600,000 such shares would be issued; this would be accretive to net earnings per common share.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

9. NET EARNINGS (LOSS) PER COMMON SHARE – Earnings per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position. The basic share count is reported as the actual share count as of the effective date of the spin-off, on June 1, 2015. The spin-off does not impact the manner in which diluted shares were reported. The following table reconciles the basic and diluted common shares outstanding:

	Three months ended		Six months ended
(in thousands)	June 30		June 30
	2015	2014	2015	2014

Basic shares	35,971	35,971	35,971	35,971
Assumed exercise of Company stock options	630	397	648	403
Diluted shares	36,601	36,368	36,619	36,374

10. STOCK-BASED COMPENSATION

Company stock option plan

The Company has a stock option plan for certain directors, officers and full-time employees of the Company and its subsidiaries, other than its Founder and Chairman. The stock option plan came into existence on June 1, 2015 upon completion of the spin-off. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. All Subordinate Voting Shares issued are new shares. Grants under the Company’s stock option plan are equity-classified awards. As at June 30, 2015, there were 1,607,250 options available for future grants.

As part of the spin-off, Old FSV options were exchanged for new stock options granted by each of Colliers and the Company. For each Old FSV stock option previously held, option holders received one option in each of Colliers and the Company, with the exercise price determined by applying the “butterfly proportion” to the previous Old FSV option exercise price. All other conditions relating to these options, including terms and vesting periods, remained the same and there was no acceleration of option vesting. The “butterfly proportion” was determined to be 41.43% for the Company (and 58.57% for Colliers). Stock options outstanding represent options exchanged under the spin-off.

Stock option activity for the one month ended June 30, 2015 was as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value
Shares issuable under options -
June 1, 2015	1,656,250	$16.90
Exercised	(1,950)	21.75
Shares issuable under options -
June 30, 2015	1,654,300	$16.89	2.87	$17,999
Options exercisable - June 30, 2015	730,300	$14.35	1.97	$9,801

The amount of compensation expense recorded in the statement of earnings for the six months ended June 30, 2015 was $1,134 (2014 - $912). As of June 30, 2015, there was $3,230 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 5 years. During the six month period ended June 30, 2015, the fair value of options vested was $2,431 (2014 - $3,061).

11. CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

12. SEGMENTED INFORMATION – The Company has two reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. FirstService Residential provides property management and related property services to residential communities in North America. FirstService Brands provides franchised and Company-owned property services to customers in North America. Corporate includes the costs of operating the Company’s corporate head office.

OPERATING SEGMENTS

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Three months ended June 30

2015
Revenues	$262,794	$63,457	$-	$326,251
Depreciation and amortization	5,832	1,280	23	7,135
Operating earnings	15,122	11,844	(3,030)	23,936

2014
Revenues	$236,669	$55,536	$-	$292,205
Depreciation and amortization	3,568	1,772	25	5,365
Operating earnings	10,790	10,292	(1,964)	19,118

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Six months ended June 30

2015
Revenues	$488,596	$109,844	$-	$598,440
Depreciation and amortization	11,010	3,076	47	14,133
Operating earnings	19,099	11,373	(5,129)	25,343

2014
Revenues	$441,466	$96,333	$-	$537,799
Depreciation and amortization	8,012	3,255	49	11,316
Operating earnings	13,967	10,285	(3,507)	20,745

GEOGRAPHIC INFORMATION

	United States	Canada	Consolidated

Three months ended June 30

2015
Revenues	$303,471	$22,780	$326,251
Total long-lived assets	319,717	40,568	360,285

2014
Revenues	$267,629	$24,576	$292,205
Total long-lived assets	300,708	49,635	350,343

	United States	Canada	Consolidated

Six months ended June 30

2015
Revenues	$557,425	$41,015	$598,440

2014
Revenues	$495,438	$42,361	$537,799

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE six MONTH PERIOD ENDED June 30, 2015

(in US dollars)

August 12, 2015

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of FirstService Corporation (formerly New FSV Corporation) (the “Company” or “FirstService”) for the three and six month periods ended June 30, 2015 and the audited carve-out combined financial statements (the “Carve-out Combined Financial Statements”) and MD&A of FirstService for the year ended December 31, 2014 and in conjunction with the Management Information Circular of former FirstService Corporation (“Old FSV”) dated March 16, 2015 (the “Circular”). The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three and six month periods ended June 30, 2015 and up to and including August 12, 2015.

Additional information about the Company, including the Circular and Old FSV’s Annual Information Form, which is included in Old FSV’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission website at www.sec.gov.

FirstService’s business

On June 1, 2015, Old FSV completed a plan of arrangement (the “spin-off”) which separated Old FSV into two independent publicly traded companies – “Colliers International Group Inc.” (“Colliers”), a global leader in commercial real estate services and new “FirstService Corporation”, the North American leader in residential property management and services. The spin-off was designed to enhance long-term value for shareholders by creating two independent and sustainable companies, each with the ability to pursue and achieve greater success by employing independent value creation strategies best suited to its core businesses and customers. Although FirstService is a new company, it has operated many of its businesses for decades. Under the spin-off, Old FSV shareholders received one Colliers share and one FirstService share of the same class as each Old FSV share previously held.

As at June, 30, 2015, FirstService employed approximately 15,000 people in more than 130 locations throughout the United States and Canada. FirstService is North America’s largest manager of residential communities and one of North America’s largest providers of property services. FirstService has two reportable operating segments: FirstService Residential (also referred to as Residential Real Estate Services) and FirstService Brands (also referred to as Property Services). The segments are grouped with reference to the nature of services provided and the types of clients that use those services.

FirstService Residential is a full-service property manager and in many markets provides a full range of ancillary services primarily in the following areas: (i) on-site staffing, including building engineering and maintenance, full-service amenity management, security, concierge and front desk personnel, and landscaping; (ii) unique banking and insurance products; and (iii) energy conservation and management solutions. FirstService Residential is described in further detail in the Circular.

FirstService Brands provides a variety of residential and commercial services in North America through franchise networks and company-owned locations. The principal brands in this division include Paul Davis Restoration, California Closets, Certa Pro Painters, Pillar to Post Home Inspectors, Floor Coverings International, College Pro Painters and Service America. FirstService Brands is described in further detail in the Circular.

In conjunction with the spin-off, the FirstService Residential and FirstService Brands segments of Old FSV were transferred to FirstService. The Carve-out Combined Financial Statements were prepared in connection with the spin-off, present the historical carve-out combined financial position, results of operations, changes in net investment and cash flows of the FirstService Residential and FirstService Brands businesses of Old FSV as they were proposed to be carved out under the spin-off into FirstService and as if operated as a stand-alone entity for the periods presented. The Carve-out Combined Financial Statements were derived from the accounting records of Old FSV on a carve-out basis. The Carve-out Combined Financial Statements were prepared on a combined basis and the results do not necessarily reflect what FirstService’s results of operations, financial position, or cash flows would have been had FirstService been a separate entity or future results in respect of FirstService as it exists following completion of the spin-off. The basis of presentation is more fully described in Note 1 to the Carve-out Combined Financial Statements.

Consolidated review

Each of our two service lines reported strong revenue growth for the second quarter ended June 30, 2015, due to a combination of organic growth and recent acquisitions. Consolidated revenue growth was 12% relative to the same quarter in the prior year, resulting in gains in adjusted EBITDA, operating earnings, and adjusted earnings per share.

During the first two quarters of 2015, we acquired controlling interests in seven businesses, including five in our FirstService Residential segment and two in our FirstService Brands segment. The total initial cash consideration for these acquisitions was $8.5 million. During the past year, we also completed several other acquisitions in our two divisions, which provided additional revenue growth for the second quarter of 2015. These acquisitions increase the geographic footprint of our existing service lines at FirstService Residential and are part of the execution of our strategy at FirstService Brands to acquire California Closets and Paul Davis Restoration franchises in selected key markets.

Results of operations - three months ended June 30, 2015

Revenues for our second quarter were $326.3 million, 12% higher than the comparable prior year quarter. On an organic basis, revenues were up 8% (or 9% measured in local currencies) and recent acquisitions contributed 4% to revenue growth.

Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the second quarter was $32.3 million versus $25.4 million reported in the prior year quarter. Our Adjusted EBITDA margin was 9.9% of revenues versus 8.7% of revenues in the prior year quarter, which included higher than expected medical expenses in our FirstService Residential operations. Operating earnings for the second quarter were $23.9 million, up from $19.1 million in the prior year period. The operating earnings margin was 7.3% versus 6.5% in the prior year quarter.

Depreciation and amortization expense totalled $7.1 million for the quarter relative to $5.4 million for the prior year quarter, with the increase related to (i) depreciation of fixed assets related to recent investments in IT systems and leasehold improvements and (ii) amortization of intangible assets recognized in connection with recent business acquisitions.

Net interest expense was $2.7 million, versus $1.7 million recorded in the prior year quarter. The average interest rate on debt during the quarter was 4.6%, up from 2.7% in the prior year quarter due to: (i) no longer having an interest swap in place on our notes and (ii) allocated interest related to the pre-spin-off period.

The consolidated income tax rate for the quarter was 45%, relative to 38% of earnings before income tax in the prior year quarter. The current year tax rate was affected by a discrete tax charge related to the spin-off impacting our rate by approximately 8%.

Net earnings for the quarter were $11.8 million, versus $10.8 million in the prior year quarter. The increase was primarily attributable to growth in operating earnings in the FirstService Residential segment.

The non-controlling interest (“NCI”) share of earnings was $1.3 million for the second quarter, relative to $1.6 in the prior period, and was attributable to the mix of earnings from non-wholly owned operations. The NCI redemption increment for the second quarter was $3.1 million, versus a $0.9 million recovery in the prior period, and resulted from increases in the trailing two-year average of earnings of non-wholly owned subsidiaries.

The FirstService Residential segment reported revenues of $262.8 million for the second quarter, up 11% versus the prior year quarter. Excluding the impact of recently completed acquisitions; revenues were up 8% (or 9% on a local currency basis). Organic revenue growth resulted primarily from new client contract wins for core property management and related on-site staffing and ancillary services. Adjusted EBITDA was $20.5 million, versus $14.6 million in the prior year quarter. Prior period profitability was adversely impacted by incremental employee medical benefits.

Second quarter revenues at our FirstService Brands segment were $63.5 million, up 14% relative to the prior year period as a result of continuing strong demand for painting and closet installation services. Organic revenue growth was 10% (or 11% on a local currency basis) and acquisitions contributed 4% to revenue growth. Adjusted EBITDA for the quarter was $13.7 million, up from $12.2 million in the prior year period. Second quarter growth from our California Closets company-owned stores was stronger than our franchised operations, resulting in a shift in revenue mix and a modest decline in overall margin at FirstService Brands.

Corporate costs were $1.9 million for the quarter, relative to $1.4 million in the prior year period, and reflect an increase in incremental public company costs as well as an increase in accrued incentive compensation based on year-to-date results.

Results of operations - six months ended June 30, 2015

Revenues for the six months ended June 30, 2015 were $598.4 million, 11% higher than the comparable prior year. Revenues on an organic basis were up 8% (or 9% on a local currency basis) and acquisitions contributed 3% to revenue growth.

Year-to-date Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) was $41.6 million versus $33.3 million reported in the comparable prior year period. Our Adjusted EBITDA margin was 7.0% of revenues versus 6.2% of revenues in the prior year period, primarily due to improved profitability in the FirstService Residential segment. Operating earnings for the period were $25.3 million, up from $20.7 million in the prior year period, with the difference attributable to FirstService Residential profitability in 2015. Our operating earnings margin was 4.2% versus 3.9% in the prior year period.

We recorded depreciation and amortization expense of $14.1 million for the six month period relative to $11.3 million for the prior year period.

Net interest expense for the six month period was $4.6 million, up from $3.5 million recorded in the prior year period. The average interest rate on debt during the period was 3.9%, versus 3.0% in the prior year period due to: (i) no longer having an interest swap in place on our notes and (ii) allocated interest related to the pre-spin-off period. Net indebtedness (defined as current and non-current long-term debt less cash and cash equivalents) at the end of the quarter was $170.3 million versus $130.7 million a year ago.

Our consolidated income tax rate for the six month period was 45%, relative to 38% of earnings before income tax in the prior year-to-date period. The current year tax rate was affected by a discrete tax charge related to the spin-off impacting our rate by approximately 8%.

Net earnings for the six month period were $11.4 million, versus $10.8 million in the prior year period. The increase was primarily attributable to current year growth in operating results from FirstService Residential.

Our FirstService Residential segment reported revenues of $488.6 million for the six month period, up 11% over the prior year period. Organic revenue growth was 8% and acquisitions contributed 3%. Organic revenue growth resulted from property management contract wins balanced across the regions. Adjusted EBITDA was $29.8 million relative to $22.2 million in the prior year period. Margins in both periods reflect continued investments in our operating infrastructure to integrate back-office and IT functions across the business; this integration will continue to impact margins until it is completed in 2016. Prior period profitability was also adversely affected by incremental employee medical benefits.

Year-to-date revenues at FirstService Brands were $109.8 million, an increase of 14% relative to the prior year period. Organic growth was 9% (or 10% measured in local currencies), while acquisitions contributed 5% to revenue growth. Organic revenue growth resulted primarily from higher system-wide sales at several of our franchise brands as well as strong corporate store revenues at our California Closets operations. Adjusted EBITDA for the period was $15.0 million, versus $13.7 million for the prior year period. The year-to-date margin was impacted by staffing and transition costs at our western US regional production center which will supply six of our 11 California Closets corporate stores. The incremental costs will continue as we shift away from local manufacturing. Once fully integrated, the regional production center is expected to provide significant economies of scale and improved quality.

Corporate costs for the six month period were $3.2 million, relative to $2.5 million in the prior year period, and reflect an increase in incremental public company costs as well as an increase in accrued incentive compensation based on year-to-date results.

Summary of quarterly results (unaudited)

The following table sets forth FirstService’s unaudited quarterly consolidated results of operations data for each of the ten most recent quarters. The information in the table below has been derived from FirstService’s unaudited interim carve-out combined financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information only includes the results of operations from assets transferred to FirstService as part of the spin-off and reflects expected changes to historical results that would arise from the spin-off. This information is presented to assist in understanding FirstService’s historical financial results associated with the businesses transferred to FirstService after the spin-off. The information below is not necessarily indicative of results for any future quarter.

Quarter	Q1	Q2	Q3	Q4
(in thousands of US$, except per share amounts)

YEAR ENDING DECEMBER 31, 2015
Revenues	$272,189	$326,251
Operating earnings (loss)	1,407	23,936
Net earnings (loss) per share
Basic	(0.09)	0.21
Diluted	(0.09)	0.20

YEAR ENDED DECEMBER 31, 2014
Revenues	$245,594	$292,205	$312,029	$282,174
Operating earnings (loss)	1,627	19,118	20,004	4,872
Net earnings (loss) per share
Basic	(0.06)	0.28	0.24	(0.10)
Diluted	(0.06)	0.28	0.24	(0.10)

YEAR ENDED DECEMBER 31, 2013
Revenues	$229,250	$267,603	$282,761	$258,473
Operating earnings	3,004	524	24,901	8,654
Net earnings per share
Basic	-	(0.10)	0.17	0.03
Diluted	-	(0.10)	0.16	0.03

OTHER DATA
Adjusted EBITDA - 2015	$9,321	$32,312
Adjusted EBITDA - 2014	7,934	25,362	28,310	$13,391
Adjusted EBITDA - 2013	9,141	21,867	31,913	15,992
Adjusted EPS - 2015	0.02	0.40
Adjusted EPS - 2014	0.02	0.29	0.39	0.13
Adjusted EPS - 2013	0.05	0.33	0.26	0.32

Seasonality and quarterly fluctuations

Certain segments of the operations of FirstService are subject to seasonal variations. The seasonality of the service lines results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the combined service mix.

The FirstService Residential segment generates peak revenues and earnings in the third quarter, as seasonal ancillary swimming pool management revenues are earned.

The FirstService Brands segment includes outdoor painting and franchise operations, which generate the majority of their revenues during the second and third quarters.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted earnings per share”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) stock-based compensation expense and (vii) spin-off transaction costs. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings from continuing operations to adjusted EBITDA appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2015	2014	2015	2014
Net earnings	$11,808	$10,780	$11,374	$10,784
Income tax	9,488	6,670	9,259	6,623
Other income, net	(83)	(65)	119	(128)
Interest expense, net	2,723	1,733	4,591	3,466
Operating earnings	23,936	19,118	25,343	20,745
Depreciation and amortization	7,135	5,365	14,133	11,316
Acquisition-related items	36	340	283	323
Stock-based compensation expense	465	539	1,134	912
Spin-off transaction costs	740	-	740	-
Adjusted EBITDA	$32,312	$25,362	$41,633	$33,296

Adjusted earnings per share is defined as diluted net earnings (loss) per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; (iv) stock-based compensation expense; (v) spin-off transaction costs and (vi) a spin-off tax charge. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings from continuing operations to adjusted net earnings and of diluted net earnings (loss) per share from continuing operations to adjusted earnings per share appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2015	2014	2015	2014

Net earnings	$11,808	$10,780	$11,374	$10,784
Non-controlling interest share of earnings	(1,294)	(1,560)	(2,413)	(2,432)
Acquisition-related items	36	340	283	323
Amortization of intangible assets	2,391	1,329	4,941	3,422
Stock-based compensation expense	465	540	1,134	912
Spin-off transaction costs	740	-	740	-
Spin-off tax charge	1,646	-	1,646	-
Income tax on adjustments	(1,266)	(721)	(2,520)	(1,688)
Non-controlling interest on adjustments	(45)	(32)	(90)	(67)
Adjusted net earnings	$14,481	$10,676	$15,095	$11,254

	Three months ended		Six months ended
(in US$)	June 30		June 30
	2015	2014	2015	2014

Diluted net earnings per share	$0.20	$0.28	$0.11	$0.22
Non-controlling interest redemption increment	0.08	(0.03)	0.13	0.01
Acquisition-related items	-	0.01	0.01	0.01
Amortization of intangible assets, net of tax	0.04	0.02	0.07	0.05
Stock-based compensation expense, net of tax	0.01	0.01	0.02	0.02
Spin-off transaction costs, net of tax	0.02	-	0.02	-
Spin-off tax charge	0.05	-	0.05	-
Adjusted earnings per share	$0.40	$0.29	$0.41	$0.31

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Liquidity and capital resources

On June 1, 2015, the Company entered into a credit agreement with a syndicate of banks to provide a committed multi-currency revolving credit facility (the “Facility”) of $200 million. The Facility has a 5-year term ending June 1, 2020 and bears interest at 0.25% to 2.50% over floating reference rates, depending on certain leverage ratios. The Facility requires a commitment fee of 0.25% to 0.50% of the unused portion, depending on certain leverage ratios. At any time during the term, we have the right to increase the Facility by up to $50 million, on the same terms and conditions as the original Facility. The Facility is available to fund working capital requirements and other general corporate purposes.

In conjunction with the spin-off, on June 1, 2015, the Company assumed from Old FSV $150 million of senior secured notes bearing interest at a rate of 3.84% to 4.84%, depending on leverage ratios. The senior secured notes are due on January 16, 2025, with five annual equal repayments beginning on January 16, 2021.

Net cash provided by operating activities for the six month period ended June 30, 2015 was $41.9 million, versus $21.2 million in the prior year period. The significant improvement in operating cash flow was attributable to increased earnings, primarily in our FirstService Residential segment. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the six months ended June 30, 2015, capital expenditures were $10.4 million. Significant purchases include service vehicles in both operating segments as well as production equipment for the California Closets regional production center in the FirstService Brands segment.

On June 18, 2015, the Company’s Board of Directors approved a dividend policy for the Company, which is a dividend of $0.40 per common share (being the Subordinate Voting Shares and Multiple Voting Shares) per annum, payable quarterly. These dividends will be paid in cash after the end of each quarter to shareholders of record on the last business day of the quarter. All dividend payments are subject to the discretion of our Board of Directors. We declared a quarterly dividend of $0.10 per share on the Subordinate Voting Shares and Multiple Voting Shares in respect of the quarter ended June 30, 2015.

Net indebtedness as at June 30, 2015 was $170.3 million, versus $172.6 million at December 31, 2014. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. We are in compliance with the covenants contained in our financing agreements as at June 30, 2015 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $123.1 million of available un-drawn credit as of June 30, 2015.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration totalling $8.3 million as at June 30, 2015 ($6.1 million as at December 31, 2014) assuming all contingencies are satisfied and payment is due in full. Such payments, if any, are due during the period extending to June 2018. The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period. We estimate that, based on current operating results, approximately 85% of the contingent consideration outstanding as of June 30, 2015 will ultimately be paid.

The following table summarizes our contractual obligations as at June 30, 2015:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$220,386	$376	$320	$69,690	$150,000
Interest on long-term debt	44,760	8,925	14,859	14,628	6,348
Capital lease obligations	1,708	784	754	170	-
Contingent acquisition consideration	7,687	4,762	2,925	-	-
Operating leases	74,516	16,855	26,200	20,579	10,882

Total contractual obligations	$349,057	$31,702	$45,058	$105,067	$167,230

At June 30, 2015, we had commercial commitments totaling $5.9 million comprised of letters of credit outstanding due to expire within one year. We are required to make semi-annual payments of interest on our senior secured notes at a weighted average interest rate of 4.8%.

Redeemable non-controlling interests

In most operations where managers or employees are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Minority owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than one-third to one-half of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be. The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	June 30	December 31
(in thousands of US$)	2015	2014

FirstService Residential	$49,197	$59,466
FirstService Brands	20,699	20,605
	$69,896	$80,071

The amount recorded on our balance sheet under the caption “Redeemable non-controlling interests” (“RNCI”) is the greater of: (i) the redemption amount (as above); and (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at June 30, 2015, the RNCI recorded on the balance sheet was $70.6 million. The purchase prices of the RNCI may be satisfied in cash or in Subordinate Voting Shares of FirstService. If all RNCI were redeemed with cash on hand and borrowings under our Facility, the pro forma estimated accretion to diluted net earnings per share from continuing operations for the six months ended June 30, 2015 would be $0.16 and the accretion to adjusted EPS would be $0.03.

Off-balance sheet arrangements

We do not have any material off-balance sheet arrangements other than those disclosed in notes 10 and 15 to the Carve-out Combined Financial Statements.

Critical accounting policies and estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting policies and estimates have been reviewed and discussed with our Audit Committee. There have been no material changes to our critical accounting policies and estimates from those disclosed in the Company’s MD&A for the year ended December 31, 2014.

Impact of recently issued accounting standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. This ASU clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP and International Financial Reporting Standards (“IFRS”) and is effective for the Company on January 1, 2017. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

In April 2015, FASB issued ASU No.2015-03, Simplifying the Presentation of Debt Issuance Costs. The amendments in this ASU require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this ASU. This ASU is effective for the Company on January 1, 2016, at which time guidance will be applied retrospectively.

Impact of IFRS

On January 1, 2011, many Canadian companies were required to adopt IFRS. In 2004, in accordance the rules of the CSA, Old FSV elected to report exclusively using U.S. GAAP and further elected not to adopt IFRS on January 1, 2011. Under the rules of the CSA, the Company is permitted to prepare its financial statements in accordance with U.S. GAAP going forward.

Transactions with related parties

The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the six months ended June 30, 2015 was $0.2 million (2014 - $0.4 million).

As at June 30, 2015, the Company had $2.1 million of loans receivable from minority shareholders (December 31, 2014 - $2.5 million). The business purpose of the loans receivable was to finance the sale of non-controlling interests in subsidiaries to senior managers. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on the Company’s cost of borrowing plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 34,646,861 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 1,654,300 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

Canadian tax treatment of dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three and six month periods ended June 30, 2015 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Legal proceedings

FirstService is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.

Spin-off risk

Although the spin-off is complete, the transaction exposes FirstService to certain ongoing risks. The spin-off was structured to comply with all the requirements of the public company “butterfly rules” in the Income Tax Act (Canada). However, there are certain requirements of these rules that depend on events occurring after the spin-off is completed or that may not be within the control of FirstService and/or Colliers. If these requirements are not met, FirstService could be exposed to significant tax liabilities which could have a material effect on the financial position of FirstService. In addition, FirstService has agreed to indemnify Colliers for certain liabilities and obligations related to its business at the time of the spin-off. These indemnification obligations could be significant. These risks are more fully described in the Circular which is available at www.sedar.com.

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below, those set out above under “Spin-off risk” and those set out in detail in the “Risk Factors” section of the Circular and Old FSV’s Annual Information Form, which is included in Old FSV’s Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated.

•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.

•	Residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions.

•	Extreme weather conditions impacting demand for our services or our ability to perform those services.

•	Competition in the markets served by the Company.

•	The ability to attract new customers and to retain major customers and renew related contracts.

•	The ability to retain and incentivize employees.

•	Labour shortages or increases in wage and benefit costs.

•	The effects of changes in interest rates on our cost of borrowing.

•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.

•	Changes in the frequency or severity of insurance incidents relative to our historical experience.

•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar denominated revenues and expenses.

•	Our ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations.

•	The ability to execute on, and adapt to, information technology strategies and trends.

•	The ability to comply with laws and regulations related to our operations, including licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions.

•	Political conditions, including political instability and any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.

•	Changes in government laws and policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information regarding the Company, including the Circular and Old FSV’s Annual Information Form, is available on SEDAR at www.sedar.com.